100 Pearl Street Hartford, CT 06103	800.248.7971	VIRTUS.COM

April 4, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:  Anu Dubey, Division of Investment Management

Re:	Virtus Alternative Solutions Trust (the “Registrant”)
File Nos. 333-191940 and 811-22906

Dear Ms. Dubey:

Thank you for your telephonic comment on April 1, 2014 regarding our pre-effective amendment to the registration statement filing on Form N1-A for the Registrant filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2014. Below, we describe the change made to the registration statement in response to the Staff’s comment and provide any responses to or any supplemental explanation for such comments, as requested. The change referenced below is reflected in a pre-effective amendment filed concurrently with this letter.

Comment 1:   The Staff notes that the disclosure regarding the Subsidiary’s investment advisory agreement under “Management Fees” in the section “Management of the Funds” in the prospectus and under “Investment Advisory Agreement and Expense Limitation Agreement” in the section “Investment Advisory and Other Services” in the SAI are inconsistent. Please confirm that the disclosure in the prospectus is correct and update the SAI disclosure accordingly.

Response 1:  The referenced prospectus disclosure is correct and we have updated the SAI accordingly.

Additionally, consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Sincerely,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Chief Legal Officer, Counsel and Secretary

Virtus Alternative Solutions Trust

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